FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2002

National Bank of Greece S.A.

(Translation of registrant's name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ....√.......... Form 40-F ....

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....√..........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-..................]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

....

(Registrant)

Date : 19th June, 2002

....

Theodoros B. Karatzas
Chairman - Governor

CRGH

NBG Finance plc

ANNOUNCEMENT

NBG Finance plc, a wholly owned U.K. subsidiary of NATIONAL BANK OF GREECE S.A. ("NBG"), announces an international offering to institutional investors of €750 million subordinated notes due 2012 guaranteed by NBG (the "Notes") pursuant to a global medium term note program. The Notes will be treated as lower Tier II capital of the NBG Group.

The deal was launched on June 12, 2002, with settlement on June 25, 2002. The maturity was set for June 25, 2012 with the issuer's option to redeem it not earlier than June 25, 2007.

The Notes will pay a quarterly coupon of 3-month Euribor+80bps for the first five years and 3-month Euribor+210 bps thereafter for as long as they are outstanding.

The Notes have already been placed with Institutional Investors.

The Notes are rated Baa1 by Moody's Investors Services Limited and BBB by Standard & Poor's. Application has been made to list the Notes on the Luxembourg Stock Exchange.

This announcement does not constitute an offer for sale of the Notes in the United States or in any other jurisdiction. The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act") and may not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act) absent registration or an available exemption from such registration.

Stabilisation/FSA

June 19, 2002